Oculis R&D Day: Retina July 11, 2023 Rethinking Ophthalmology Nasdaq: OCS Exhibit 99.1

These slides and the accompanying oral presentation contain forward-looking statements and information. The use of words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “intend,” “future,” “potential,” or “continue,” and other similar expressions are intended to identify forward-looking statements. For example, all statements we make regarding the initiation, timing, progress and results of: our expected cash runway; our preclinical studies and our clinical studies; our research and development programs; our regulatory strategy; our future development plans; our ability to advance product candidates into, and successfully complete clinical trials; and the timing or likelihood of regulatory filings and approvals and statements regarding the potential therapeutic benefits of our product candidates, are forward looking. All forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the possibility that Oculis may be adversely affected by economic, business, and/or competitive factors; Oculis' estimates of expenses and profitability; Oculis' ability to develop, manufacture and commercialize the product candidates in its pipeline; actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; the ability of Oculis or its partners to enroll and retain patients in clinical studies; the ability of Oculis or its partners to gain approval from regulators for planned clinical studies, study plans or sites; Oculis' ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; the success of Oculis' current and future collaborations, joint ventures, partnerships or licensing arrangements; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Oculis may from time to time file or furnish with the U.S. Securities and Exchange Commission (the “SEC”). Any forward-looking statement speaks only as of the date on which it was made. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Copyright of this presentation is owned by Oculis. No part of this presentation may be reproduced in any manner without the permission of Oculis. Safe Harbor Statements Cautionary Note on Forward-looking Statements

Agenda

#	Session	Speaker(s)	Time
01	Opening Remarks	Riad Sherif, M.D. Chief Executive Officer	5mn
02	OCS-01 Phase 3 DIAMOND Program in Diabetic Macular Edema: Stage 1 Recap and Next Steps	**Arshad Khanani, M.D., M.A.** Sierra Eye Associates, University of Nevada; Co-PI for DIAMOND; Oculis SAB member **David Boyer, M.D.** Keck School of Medicine, USC; Co-Principal investigator for DIAMOND; Oculis SAB member	15mn 15mn
03	OCS-01 PoC LEOPARD Trial Cystoid Macular Edema	**Quan Dong Nguyen, MD, MSc, FARVO, FASRS** Stanford University School of Medicine; Principal Investigator for LEOPARD Trial ; Oculis SAB member	15mn
04	OCS-05 PoC ACUITY Trial in Acute Optic Neuritis	**Sophie Bonnin, M.D.** Rothschild Foundation Hospital, Paris	15mn
05	Q&A Session Moderated by: **Riad Sherif, M.D.**, CEO	**David Boyer, M.D.** **Arshad Khanani, M.D., M.A.,** **Quan Dong Nguyen, MD, MSc, FARVO, FASRS** **Sophie Bonnin, M.D.** **Pravin Dugel, M.D.,** Oculis Director **Sabri Markabi, M.D.,** Independent R&D Adviser **Ramin Tadayoni, M.D.,** Paris University **Pablo Villoslada, M.D.,** Stanford University **Bastian Dehmel, M.D.,** Oculis Head of Development	50mn
06	Concluding Remarks	**Riad Sherif, M.D.** Chief Executive Officer	5mn

3

To drive innovation to save sight and improve eye care Our Purpose

Oculis is Uniquely Positioned to Build Significant Value

With a multi-assets, Late-stage Pipeline and near-term Catalysts

Product Candidate	Investigational Indication(s)	Pre-clinical	Phase 1	Phase 2	Phase 3	Catalysts 2023	Catalysts 2024
OCS-01 OPTIREACH® technology	DIABETIC MACULAR EDEMA					1⁰ endpt. met Stage 1	Ph3 Stage 2
	INFLAMMATION AND PAIN FOLLOWING OCULAR SURGERY					Ph 3 readout	NDA
	CYSTOID MACULAR EDEMA						PoC readout
OCS-02 Topical TNFα Inhibitor	DRY EYE DISEASE						Ph 2b readout
	UVEITIS						Ph 2b readout
OCS-05 SGK2 Activator	ACUTE OPTIC NEURITIS						PoC readout
	GLAUCOMA, GA[1], DR[2]						
	NEUROTROPHIC KERATITIS						
OCS-03	CORNEAL NV, PTERYGIUM						
OCS-04	CORNEAL TRANSPLANT						
(Undisclosed)	WET-AMD[3], RVO[4], DR						

OCS-01 is based on the OPTIREACH® technology, OCS-02 is a single chain antibody fragment (ScFv) against TNFα and OCS-05 is a SGK-2 activator peptidomimetic small molecule with novel MoA targeting the activation of the trophic factor pathways.
(1) Geographic Atrophy (GA).
(2) Diabetic Retinopathy (DR).
(3) Age-related Macular Degeneration (AMD).
(4) Retinal Vein Occlusion (RVO).

5

Clinical Retina Programs Addressing Highly Meaningful Unmet Needs

Oculis

OCS-01

OPTIREACH® enables eye drops treating retinal disease:



Cyclodextrin
Drug molecule
Single complex
Complex aggregate water-soluble nanoparticle

OCS-05

Promising neuroprotective agent for neuro-retina diseases



To address neurological damage

Two Phase 3 programs: DME, Ocular Surgery and PoC in CME

Topical **Diabetic Macular Edema** and **Cystoid Macular Edema** treatment candidate based on **Optireach technology** with **consistent positive & significant clinical readouts**

PoC in Acute Optic Neuritis, with multiple additional applications

SGK-2 activator with neuroprotective potential for **Glaucoma, Geographic Atrophy, Diabetic Retinopathy & Neurotrophic Keratitis**

6

OCS-01 delivered consistent positive results in previous DME trials DME Exploratory 12 19 pts Tanito Study successfully completed DME Phase 24 144 pts Randomized & double-masked successfully completed DME Exploratory 23 22 pts Ohira Study successfully completed Positive results in exploratory and Phase 2 studies in DME Unique product candidate with clinically validated MoA Phase 3 program initiated after positive Phase 2 results & EoP2 meeting OCS-01: High-concentration OPTIREACH® formulation of dexamethasone (15 mg/ml) Change in BCVA & CST in Phase 2 Trial (Same Patient Population as Ph 3 DIAMOND Trial) OPTIREACH® Formulation Technology Ozurdex®, an IVT implant of dexamethasone, is FDA-approved for DME and annualizing at $460M and 7% growth1 Mean Change in BCVA From Baseline Mean Change in CST From Baseline (μm) 1. Abbvie Q1 2023 earnings report 2. Investigator-initiated, open-label, single-center study. Tanito M, et al. Invest Ophthalmol Vis Sci. 2011;52:7944-7948 3. Ohira A, et al. Acta Ophthalmologica. 2015;93:610-615. Ohira A, et al. Acta Ophthalmologica. 2015;93:610-615. 4. DME Phase 2: Note: Data presented at Angiogenesis, Exudation and Degeneration, 2020 by KOL (Dugel P.) 5. Dugel PU. The Oculis OCS-01 phase 1/2 study: an effective topical therapeutic for DME. Presented at: Angiogenesis, Exudation, and Degeneration 2020; Feb. 8, 2020; Miami Central macular thickness (CMT); Best-corrected visual acuity (BCVA) visual acuity (BCVA); Dugel PU. The Oculis OCS-01 phase 1/2 study: an effective topical therapeutic for DME. Presented at: Angiogenesis, Exudation, and Degeneration 2020; Feb. 8, 2020; Miami. OCS-01 | First Eye Drop for DME

OCS-01 | with the potential to address all DME patients

Oculis

Patient presents with DME symptoms
Diagnosed by OCT[1]



DME Disease Progression and Treatment Landscape

24% DME recent onset (2)	43% DME with mild visual impairment (2)	33% DME with moderate to severe visual impairment (2)

Current Treatment

- 1st line: Observation → Laser
- 1st line: Anti-VEGF → Laser / Steroid implant

Unmet Needs

1. ✗ Lack of pre-invasive treatment
   - ~ 19% of patients with good vision experience deterioration by ≥ 5 letters over 2 years[3]
2. ✓ 60% Adequate response
3. ✗ 40% Inadequate response
   - Low anti-VEGF response rate[5]
   - Combination to drive efficacy and or durability

DME Treatment Algorithm

- ✓ First-line treatment
- Unchanged
- ✓ New treatment option

Expands patient and prescriber base



General Ophthalmologist
&
Retina Specialists

Addressable US patient population: 1.2 million[4][6]

(1) Optical coherence tomography (OCT) imaging.
(2) Baseline Demographics and Clinical Characteristics of Treatment-Naïve Patients with Diabetic Macular Edema Listed in the IRIS Registry (Table S1) www.aao.org
(3) Baker, Carl W., et al. "Effect of initial management with aflibercept vs laser photocoagulation vs observation on vision loss among patients with diabetic macular edema involving the center of the macula and good visual acuity: a randomized clinical trial." Jama 321.19 (2019): 1880-1894.
(4) Gonzalez 2016 Early and Long-term Responses to VEGF Therapy in DME: Analysis of protocol I data
(5) Kiss 2014 ; Berenger and Kiss, Feb. 2016, Real-world Utilization of VEGF agents (DME section), Review of Ophthalmology https://www.reviewofophthalmology.com/article/realworld-utilization-of-antivegf-agents
(6) Decision Resources Group: DME – DR Landscape Forecast – Disease Landscape Forecast 2020 Disease Landscape Forecast 2020 and Third parties research (Akceso and Clearview)

8

Stage 1 Recap and Next Steps Arshad M. Khanani, M.D., M.A.

Disclosures - Arshad M. Khanani, MD, MA, FASRS Consultant: AbbVie, Adverum, Aerie, Applied Genetics Technologies Corporation, Aldebaran, Allergan, Apellis, Arrowhead, Aviceda Therapeutics, Bausch + Lomb, Broadwing Bio, Clearside, 4D Molecular Therapeutics, Exgenesis, EyePoint, Frontera, Genentech, Inc., Gyroscope, iLumen, Iveric Bio, Janssen, Kato, Kartos, Kodiak Sciences, Kriya, Ocular Therapeutix, Oculis, OcuTerra, Olives Bio, Opthea, Oxurion, Nanoscope, Notal, Novartis, Perfuse, PolyPhotonix, Protagonist, Ray Therapeutics, RecensMedical, Regeneron, Regenxbio, Roche, RevOpsis, Stealth, Thea, Unity, Vanotech, Vial; Research Support: Adverum, Annexon, Apellis, 4D Molecular Therapeutics, Genentech, Inc., Gyroscope, Iveric Bio, Kodiak, Neurotech, NGM Bio, Novartis, Ocular Therapeutix, Oculis, OcuTerra, Opthea, Oxurion, Regenxbio, Roche, Unity

Loading dose regimen & enriched population increase probability of success Washout (if needed): 3 - 6 months depending on prior treatment 2:1 Randomization Stage 1: determine dose & sample size for Stage 2 Stage 2: dose regimen and sample size informed by Stage 1 results 2:1 Stage 1 (N = 148) Stage 2 (N = 350 – 450 per trial; 1:1 Randomization) Key Enrollment Criteria Age 18-85 years Diabetes mellitus 1 and 2 ETDRS BCVA letter score: 24 - 65 Retinal thickness (CST) ≥ 310 µm Anti-VEGF and corticosteroid naïve or agree to washout R OCS-01: 6x/day weeks 1 - 6; 3x/day weeks 7 - 52 Vehicle: 6x/day weeks 1 - 6; 3x/day weeks 7 - 52 OCS-01 6x/day OCS-01 3x/day Vehicle 6x/day Vehicle 3x/day Stage 1: Assess if loading dose optimizes efficacy 1⁰ endpoint: Change in BCVA ETDRS letter score at wk 6 2⁰ endpoint: % with a ≥ 3-line (15 letters) gain in BCVA at wk 6 2⁰ endpoint: Change in CST as measured by SD-OCT(1) at wk 6 2⁰ endpoint: Change in BCVA at wk 12 Stage 2: Two Phase 3’s to support NDA filing for DME 1⁰ endpoint: BCVA at wk 52 Key 2⁰ endpoint: ≥ 3-line (15 letters) at wk 52 2⁰ endpoint: CST at wk 52 6 weeks 6 weeks 52 weeks End of Trial OCS-01 | Phase 3 Program in DME Patients (1) Spectral Domain Optical Coherence Tomography .

Loading dose regimen & enriched population increase probability of success Washout (if needed): 3 - 6 months depending on prior treatment 2:1 Randomization 6-week loading phase followed by 6-week maintenance phase Assessments at baseline, weeks 2, 4, 6, 8, and 12 2:1 Key Enrollment Criteria Age 18-85 years Diabetes mellitus 1 and 2 ETDRS BCVA letter score: 24 - 65 Retinal thickness (CST) ≥ 310 µm Anti-VEGF and corticosteroid naïve or agree to washout R OCS-01 6x/day OCS-01 3x/day Vehicle 6x/day Vehicle 3x/day Stage 1 : Assess if loading dose optimizes efficacy 1⁰ endpoint: Change in BCVA ETDRS letter score at wk 6 2⁰ endpoint: % with a ≥ 3-line (15 letters) gain in BCVA at wk 6/12 2⁰ endpoint: Change in CST as measured by SD-OCT(1) at wk 6/12 2⁰ endpoint: Change in BCVA at wk 12 6-week Loading Phase 6-week Maintenance Phase n = 100 n = 48 End of Stage 1 1⁰ endpoint assessment OCS-01 | Phase 3 in DME Patients – Stage 1 (1) Spectral Domain Optical Coherence Tomography .

AE, adverse event; ITT, intention-to-treat. Data, analysis, and conclusions are preliminary, and subject to change as full analysis is ongoing. Patient Disposition ITT population Screened n = 288 Screen failures n = 140 OCS-01 n = 100 Vehicle n = 48 Completed 12 weeks n = 85 (85.0%) Completed 12 weeks n = 39 (81.3%) Discontinued study Withdrawn: n = 3 AE: n = 5 Other: n = 4 Discontinued study Withdrawn: n = 1 AE: n = 9 Other: n = 5 Randomized n = 148

Demographics: Well-balanced Between Arms (1) Intraocular pressure. Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing. . Parameter OCS-01 (n = 100) Vehicle (n = 48) Age, mean (SD), years 61.9 (9.0) 63.9 (7.3) Male, n (%) 53 (53.0) 26 (54.2) Duration of DME, mean (SD), years 2.0 (2.6) 1.9 (2.7) BCVA, mean (SD), ETDRS letter score 57.5 (9.3) 58.3 (7.5) CST, mean (SD), µm 453.0 (131.8) 445.3 (112.5) IOP(1), mean (SD), mmHg 15.3 (3.1) 14.7 (3.0)

Primary Endpoint Achieved with Robust Statistical Significance Rapid improvement in vision with OCS-01 treatment, as assessed by BCVA Strong Improvement in Vision with OCS-01 at Week 6 (95% CI, 1.1-7.0) OCS-01 Vehicle P = 0.007 Loading Phase (week 6), ITT Population BCVA, best corrected visual acuity; CI, confidence interval; ETDRS, Early Treatment Diabetic Retinopathy Study; ITT, intention-to-treat; LS, least squares; SE, standard error. Multiple imputations for missing data. Imputation rules are applied based on a pattern-mixed model approach. Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing.

Loading Phase (6x/day) Maintenance Phase (3x/day) Improvement in Vision with OCS-01 Sustained to Week 12 Rapid improvement in BCVA with loading dose regimen sustained with maintenance regimen BCVA, best corrected visual acuity; ETDRS, Early Treatment Diabetic Retinopathy Study; ITT, intention-to-treat; SD, standard deviation; SE, standard error. Multiple imputations for missing data. Imputation rules are applied based on a pattern-mixed model approach. Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing. (95% CI, 0.7-7.0) P = 0.016 ITT Population (95% CI, 1.1-7.0) P = 0.007

25% of OCS-01 Patients Achieve ≥ 3 Line Improvement in BCVA at Week 6 Vision Gainers Analysis at Week 6 3-line (15 letter) improvement in BCVA deemed highly clinically relevant ≥ 15-Letter Gain P = 0.015 ETDRS, Early Treatment Diabetic Retinopathy Study; ITT, intention-to-treat. Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing. ITT Population

27% of OCS-01 Patients with ≥ 3-Line Improvement in BCVA at Week 12 Vision Gainers Analysis at Week 12 3-line (15 letter) improvement in BCVA deemed highly clinically relevant ≥ 15-Letter Gain OCS-01 Vehicle P = 0.009 ETDRS, Early Treatment Diabetic Retinopathy Study; ITT, intention-to-treat. Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing. ITT Population

63.6 μm Reduction in CST Achieved with OCS-01 at Week 6 CST as Assessed by Optical Coherence Tomography (OCT) Central subfield thickness (CST) is a key metric used by physicians to manage DME patients (95% CI, -97.7, -40.5) P < 0.0001 OCS-01 Vehicle CI, confidence interval; CST, central subfield thickness; ITT, intention-to-treat; LS, least squares; SE, standard error. Multiple imputations for missing data. Imputation rules are applied based on a pattern-mixed model approach. Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing. Loading Phase (week 6), ITT Population

Reduction in CST Achieved with OCS-01 Sustained to Week 12

Rapid improvements in CST with loading dose regimen sustained with maintenance regimen



CST as Assessed by Optical Coherence Tomography (OCT)
Loading Phase (6x/day)
Maintenance Phase (3x/day)
LS Mean (± SE) Change in CST From Baseline, µm
30
20
10
0
-10
-20
-30
-40
-50
-60
-70
-80
10.2
-1.40
5.50
1.10
-16.00
OCS-01 (N = 100)
Vehicle (N = 48)
P < 0.0001
(95% CI, -97.7, -40.5)
P = 0.004
(95% CI, -76.8, -14.4)
-59.0
-61.40
-63.60
-53.50
-61.60
0
2
4
6
Weeks
8
12

BCVA, best corrected visual acuity; CI, confidence interval; ETDRS, Early Treatment Diabetic Retinopathy Study; ITT, intention-to-treat; LS, least squares; SE, standard error.
imputations for missing data. Imputation rules are applied based on a pattern-mixed model approach.
Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing.

20

No Unexpected Safety Findings Treatment Emergent Adverse Events OCS-01 (N = 100) n (%) Vehicle (N = 48) n (%) Any TEAE 70 (70.0) 30 (62.5) Diabetic retinal edema 10 (10.0) 9 (18.8) Intraocular pressure increased 14 (14.0) 1 (2.1) Hypertension 10 (10.0) 1 (2.1) Ocular hypertension 8 (8.0) 0 Macular edema 2 (2.0) 4 (8.3) COVID-19 2 (2.0) 2 (4.2) Dry eye 3 (3.0) 1 (2.1) Diabetes mellitus 3 (3.0) 0 Dizziness 3 (3.0) 0 Dysgeusia 3 (3.0) o Nasopharyngitis 2 (2.0) 1 (2.1) Type 2 diabetes 2 (2.0) 1 (2.1) Visual acuity reduced 1 (1.0) 2 (4.2) Vitreous haemorrhage 2 (2.0) 1 (2.1) Arthralgia 2 (2.0) 0 Blood glucose increased 2 (2.0) 0 OCS-01 (N = 100) n (%) Vehicle (N = 48) n (%) Any ocular SAE 1 (1.0) 0 Vitreous haemorrhage 1 (1.0) 0 Any non-ocular SAE 4 (4.0) 3 (6.3) Death 1 (1.0) 0 Treatment Emergent Serious Adverse Events (SAE) TEAE, treatment-emergent adverse event. Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing. None of the SAEs reported were deemed related to study drug No evidence of cataract formation up to 12 weeks

IOP Increase Consistent with Literature OCS-01 n=100 n (%) Vehicle n=48 n (%) Any IOP related AE 22/100 (22.0) 1/48 (2.1) 10 mmHg IOP change from baseline at any visit 16/97 (16.5) 0/47 (0) Greater or equal to 25 mmHg IOP at any visit 19/97 (19.6) 1/47 (2.1) Greater or equal to 35 mmHg IOP at any visit 1/97 (1.0) 0/47 (0) IOP lowering medications administered for AE 11/22 1/1 Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing.

Minimal Mean IOP Increase is Similar Across Loading and Maintenance Loading Phase (6x/day) Maintenance Phase (3x/day) IOP, intraocular pressure. Mean (SD) baseline IOP: OCS-01, 15.3 (3.1) mm Hg; vehicle, 14.7 (3.0) mm Hg. Data, analysis and conclusions are preliminary, and subject to change as full analysis is ongoing.

Overall Conclusion BCVA, best corrected visual acuity. Data, analysis, and conclusions are preliminary, and subject to change as full analysis is ongoing. Study met its pre-specified objective i.e. to enable the selection of a dosing regimen for stage 2 No unexpected safety findings were observed Six times a day dosing of OCS-01 was observed to be a highly effective Loading Dose: To improve visual acuity To reduce macular edema and To increase the % of patients with a clinically relevant 3-line or greater improvement in BCVA Three times a day dosing of OCS-01 was found to be an effective Maintenance Dose Loading with 6 and Maintenance with 3 drops/day is an effective dosing regimen as proven by analysis at Week 12

OCS-01 in DME Phase 3 DIAMOND-1 and DIAMOND-2 Next Steps David S. Boyer, MD

Disclosures - David S. Boyer, MD Consultant: 4DMT, Achillion Pharma, Acucela, Adverum Biotechnologies, Aerie, AiViva Biopharma, Alcon, Aldeyra Therapeutics, Alimera Sciences, Alkahest, Allegro, Allergan, Allgenesis, Alzheon, Amgen, Amydis, Annexon Biosciences, Apellis, AGTC, AsclepiX, Ashvattha, Aviceda, Bausch & Lomb, Bayer, Biogen, Bionic Vision Technologies, Biovisics Medical, Boehringer Ingelheim, Boxer Capital, Cell Care Therapeutics, Chengdu Kanghong Biotechnology, Ciana, Clearside Biomedical, Curacle Co, Delsitech, DTx, Eloxx, EyePoint, Gemini Therapeutics, Genentech, Glaukos, GrayBug Vision, jCyte, I2vision, Kala, Isarna, Iveric Bio, Kriya, Kyowa Kirin, Lineage Cell, LumiThera, Nanoscope, NGM Biotherapeutics, Novartis Ophthalmics, Ocular Therapeutix, Ocugen, Oculis SA, Ocuphire Pharma, OcuTerra, Ocutrx Vision Technologies, Opthea, Optigo Biotechnology, Oxurion NV, Palatin Technologies, Pfizer, Regeneron, RetinAI Medical AG, Ripple, Roche, Santen, Shenyang XingQi Pharma, Smilebiotek Zhuhai, Stealth BioTherapeutics, Surrozen, Syneos, Thea Laboratories, Unity Biotech, Vanotech Corp, Verseon Corp, Vitranu, Vitro Biopharma, Viva Vision Biotech Stock/Shareholder: Allegro, DigiSight (Verana Health)

Purpose and Design Purpose To evaluate the efficacy and safety of OCS-01 in the treatment of patients with Diabetic Macular Edema (DME) The studies will provide the required clinical data for a New Drug Application (NDA) to the US FDA Design Two randomized, multi center, masked, vehicle-controlled phase 3 pivotal clinical studies with identical protocols will be conducted. The design of the studies was agreed as pivotal by FDA in EoP2 meeting minutes. OCS-01: 6x/day weeks 1 - 6; 3x/day weeks 7 - 52 Vehicle: 6x/day weeks 1 - 6; 3x/day weeks 7 - 52 52 weeks OCS-01: 6x/day weeks 1 - 6; 3x/day weeks 7 - 52 Vehicle: 6x/day weeks 1 - 6; 3x/day weeks 7 - 52 52 weeks DIAMOND 1 (N = 350 - 400) DIAMOND 2 (N = 350 - 400)

OCS-01 | The DIAMOND Program in DME at a Glance Washout (if needed): 3 - 6 months depending on prior treatment 6-week loading phase followed by 46-week maintenance phase 1:1 Key Enrollment Criteria Age 18-85 years No participation in Stage 1 Confirmed diagnosis of DME Diabetes mellitus 1 and 2 ETDRS BCVA letter score and CST: same as stage 1 All comers incl. treatment- naive or previously- treated patients R Vehicle: 6x/day weeks 1 - 6; 3x/day weeks 7 - 52 OCS-01: 6x/day weeks 1 - 6; 3x/day weeks 7 - 52 End of Trial 52 weeks N = 350 – 400 per trial Endpoints 1⁰ endpoint: Change in BCVA ETDRS letter score at wk 52 Key 2⁰ endpoint: % with ≥ 3-line gain in BCVA at wk 52 2⁰ endpoint: Change in CST as measured by SD-OCT(1) at wk 52 Timelines FPFV: 2H 2023 (1) Spectral Domain Optical Coherence Tomography .

Population Approximately 700 - 800 patients with DME (across both studies), aged 18-85 years with best corrected vision (BCVA) of 24-65 letters, and central retinal thickness (CST) ≥ 310 µm will be enrolled. Eligibility criteria defining DME were selected to be similar: to criteria used in previous pivotal studies (e.g. Ozurdex) leading to approval to previous studies of OCS-01 where efficacy was demonstrated The number of patients to be enrolled accounted for the power needed to test the statistical hypothesis as well as mitigating the risk of missing data and drop-out over the 52 weeks period. Eligibility Criteria and Number of Patients

Methods and Main Outcome Measures Patients will be randomized 1:1 to study treatment with OCS-01 or matching vehicle and will be followed for 52 weeks. Study treatment will be administered as an eye drop 6 times a day (loading phase) for 6 weeks followed by 3 times a day (maintenance phase) for the remaining 46 weeks. Methods Main Outcome Measures Pre-defined efficacy endpoints for FDA are: Primary : mean change in BCVA from baseline to week 52 and Key secondary: proportion of patients achieving 15 letters or more gain from baseline. Other secondary: mean change in CST as measured by SD-OCT at wk 52 Safety outcomes include adverse events, Intraocular pressure (IOP), lens clarity and HbA1c. (1) Spectral Domain Optical Coherence Tomography

Operational Organization and Timelines The studies will be conducted globally in selected sites based on expertise and experience. Centers in the US and ex-US will be included in each study. A best-in-class CRO was selected for the global conduct of the study. A Steering Committee, composed of experienced industry experts and leading retina specialists was formed to support and oversee the design and conduct of the program. Operational Organization Timelines First Patient First Visit (FPFV) for the DIAMOND program is targeted for 2H 2023.

Global DIAMOND Programm Steering Committee Members July 2023 SC member Affiliation David S. Boyer, MD Retina -Vitreous Associates Medical Group, Los Angeles, CA, USA Bastian Dehmel, MD Oculis Head of Development, Lausanne, Switzerland Arshad M. Khanani, MD Retina- Sierra Eye Associates, Reno, NV, USA Sabri Markabi, MD R&D Adviser, Miami, FL, USA Steve Snapinn, PhD Seattle-Quilcene Biostatistics, Seattle, WA, USA Ramin Tadayoni, MD Retina- Université Paris Cité, Lariboisiere & St. Louis and Rothschild Foundation Hospitals, Paris, France

OCS-01 PoC LEOPARD Trial in CME Quan Dong Nguyen, MD, MSc, FARVO, FASRS

LEOPARD Study Overview Efficacy and Safety Of Dexamethasone OphthaLmic Suspension Eye DrOps In Uveitic and Post Surgical MAculaR EDema – The LEOPARD Study Research and Development Retina Day with Oculis July 11, 2023 – New York City Quan Dong Nguyen, MD, MSc, FAAO, FARVO, FASRS Byers Eye Institute Stanford University School of Medicine Palo Alto, California

Disclosure Stanford University, the employer of Dr. Nguyen, has received research funding from Boehringer-Ingelheim, Genentech, Novartis, Oculis, Regeneron, Santen, and Belite Bio among others Dr. Nguyen serves on the Scientific Advisory Boards for Belite Bio, Boehringer-Ingelheim, Genentech, Kriya, Oculis, Regeneron, and Santen, among others The LEOPARD Study is an Investigator-Sponsored Trial coordinated by the Global Ophthalmic Research Center (GORC) and the Byers Eye Institute at Stanford University with the study drug provided by Oculis

Introduction and Study Rationale

Uveitic Macular Edema

- Uveitic macular edema (UME) is a **common** complication of uveitis ~ 33%[1]
- Even after control of active inflammation, uveitic macular edema may persist[2]
- Intravitreal steroid results in complete resolution of 50-60% of uveitic macular edema[3]


a
b


A
B

(1) Lardenoye et al. Impact of Macular Edema on Visual Acuity in Uveitis, Ophthalmology, AAO, vol. 113, Issue 8, P1446-1449 August 2006
(2) Koronis et al. Update in treatment of uveitic macular edema, Drug Des Devel Ther 2019, v.13; 667-680
(3) Thorne et al. The POINT trial, Ophthalmology, Feb. 2019, 126(2): 283-295

37

LEOPARD

POST-SURGICAL MACULAR EDEMA

- Cataract extraction is the most prevalent surgical procedure of all medical specialties with an estimated 3.7 million cases per year in the USA, 7 million in Europe and 20 million worldwide[1]
- Clinically significant CME occurs in up to 5.8% of cataract surgeries[2] representing up to:
  - ~ 215,000 cases in the USA, and ~ 400,000 cases in EU and ~1.16M cases worldwide per year
- PSME can also occur after other intraocular surgeries, i.e., vitreoretinal surgery
- Cystoid Macular Edema (CME) is the most significant cause of postoperative vision loss after ocular surgery
- **Approximately 30% of patients**[3] who undergo ocular surgery have **higher risk of CME**, including patients with **diabetes**, **uveitis** and other risk factors
- Up to **56% of high-risk patients**[2] may experience clinically significant CME following ocular surgery
- No established guidelines (topical steroids, topical NSAIDs, intravitreal steroids/anti-VEGFs, interferon, tocilizumab)
- Can be refractory







(1) Tommaso Rossi et Al., Cataract surgery practice patterns worldwide: a survey, BMJ 2020, Volume 6, Issue 1.
(2) https://crstodayeurope.com/articles/2013-julaug/prevention-of-cme-after-cataract-surgery
(3) ARVO Annual Meeting Abstract, June 2021, Hennings et al. Prognostic determinants of postoperative pseudophakic macular oedema in a tertiary hospital setting

38

LEOPARD

The Unmet Needs to Be Addressed by LEOPARD There is no optimal treatment for uveitic and post-surgical macular edema OCS-01 has demonstrated excellent safety and efficacy profiles in diabetic macular edema in clinical trials to-date Previous study (Shulman et al, 2015) has shown that topical dexamethasone-cyclodextrin nanoparticle eye drops was effective for non-infectious uveitic macular edema, and thus … we believe OCS-01 would work in UME and PSME We Need More Effective Therapeutic Options Shulman, Shiri, et al. Topical dexamethasone–cyclodextrin nanoparticle eye drops for non‐infectious Uveitic macular oedema and vitritis–a pilot study. Acta ophthalmologica 93.5 (2015): 411-415.

Dexamethasone Ophthalmic Suspension (OCS-01)

- A **high-concentration OPTIREACH formulation of dexamethasone (15 mg/ml)** conjugate forming nano- and microparticles
- Cyclodextrins are hydrophilic carriers that can:
  1. Enhance the permeation of relatively lipophilic molecules (e.g., dexamethasone) through bio-membranes (e.g., cornea)
  2. Maintain high concentrations of molecules in aqueous environments (e.g., aqueous humor)


Cyclodextrin
Drug molecule
Single complex
Water-soluble complexes

- Preclinical trials have shown that OCS-01 can reach the retina in significant concentrations

40
LEOPARD

Study Design

Study Objectives To evaluate the effects of OCS-01 Ophthalmic Suspension on visual acuity and central subfield thickness (CST) in subjects with UME and PSME  To monitor the safety of OCS-01

Study Overview Prospective, multi-center, single masked, randomized, controlled study Subjects and BCVA examiner will be masked 24 eligible subjects 12 with UME 12 with PSME Study Duration: 24 weeks for each subject Four Phases Screening Phase Loading Phase: All subjects will receive 1 drop of OCS-01 Ophthalmic Suspension 6 times a day (every 4 hours) for 4 weeks. Treatment Phase: At week 4, both UME and PSME subjects will be randomized into 2 groups and receive treatment until primary end point - Week 12: High dose group (6 drops of OCS-01 per day) Low dose group (3 drops of OCS-01 and 3 placebo per day) 4. Follow-up Phase : Retreatment or Taper

Primary Outcomes Mean change in central subfield thickness (CST) on optical coherence tomography (OCT) at week 12 compared to baseline Mean change in ETDRS BCVA letter score at Week 12

Secondary Outcomes Mean change in ETDRS BCVA letters at weeks 2, 4, 6, 8, 16, 20, and 24 compared to baseline The percentage of subjects who gain ≥10 or ≥15 ETDRS letters at week 12 and 24 compared to baseline Mean change in central subfield thickness (CST) at weeks 2, 4, 6, 8, 16, 20, and 24 compared to baseline Improvement in quality of life as assessed by NEI VFQ-25 at Week 12, and 24 compared to baseline The percentage of subjects showing reduction of macular leakage on FA at week 12 and 24 compared to baseline

Safety Endpoints Adverse Events (AEs) at 8, 12, and 24 weeks  Slit Lamp Examination Parameters indicating ocular toxicity to the investigational drug at 8, 12, and 24 weeks Intraocular Pressure at 8, 12, and 24 weeks Percentage of subjects who lose ≥15 ETDRS letters or more at weeks 8, 12, and 24 compared to baseline

Retreatment Criteria Subjects who continue to have ME on OCT from week 12 onwards, will be treated according to the following criteria: Subjects randomized to High-Dose group (6 drops OCS-01 daily) will continue to receive 6 drops OCS-01 daily. Subjects randomized to Low-Dose group (receive 3 drops OCS-01 + 3 drops placebo daily) will be switched to receive 6 drops OCS-01 daily.

Eligibility Criteria

Inclusion Criteria Age 18 years or older A diagnosis of UME or PSME Can provide written informed consent prior to any study procedure being performed, able and willing to follow all instructions, and attend all study visits An ETDRS BCVA letter score ≤ 70 (Snellen 20/40) and ≥ 35 (Snellen 20/200) in the study eye at baseline (Visit 2) If both eyes are eligible, the eye with the worse BCVA will be selected as the study eye. If both eyes have the same BCVA, the non-dominant eye will be selected

Study Timelines Activation of Sites (completed) May – June 2023 LPLV Q3 2024 Topline Results Q4 2024/Q1 2025 Enrollment June 2023 to January 2024

Clinical Sites Byers Eye Institute at Stanford, Palo Alto, CA Texas Retina Associates, Dallas, TX Valley Retina Institute, McAllen, TX Stein Eye Institute at UCLA, Los Angeles, CA Retina Vitreous Associates Medical Group, Beverly Hills, CA

Summary OCS-01, a high-concentration OPTIREACH formulation of dexamethasone (15 mg/ml), is being evaluated as therapeutic option for uveitic macular edema (UME) and post-surgical macular edema (PSME), aiming to address important unmet needs, in addition to diabetic macular edema (DME) Strong safety profile observed with no unexpected adverse events beyond what have been seen in other studies with DME The LEOPARD Study is ongoing at multiple clinical centers of excellence in the United States OCS-01 May Become a Potent, Relatively Non-Invasive Therapeutic Option for Retinal Vascular and Uveitic Diseases and First-Line Therapy for Macular Edema in Post-Operative High-Risk Patients and High-Risk Surgeries

Thank You

OCS-05 PoC ACUITY Trial in AON Sophie Bonnin, M.D.

ACUITY study: towards neuroprotection Sophie Bonnin, MD

Glaucoma: blurred or no peripheral vision Macular Degeneration: blurred or no vision in the center of visual field Diabetic Retinopathy: spots or dark strings floating in vision In all these diseases, the loss of neurons, i.e. ganglion cells, is responsible for the loss of vision. Neuroprotection aims to preserve neurons from damage, delaying disease progression. Why neuroprotection is an unmet medical need?

Unmet medical need in glaucoma

~ 80M people have glaucoma WW – reaching 111M by 2040[1]



Global number of glaucoma patients in M (1)
120
100
80
60
40
20
0
2020
2040

While standard-of-care drugs reduce IOP (a risk factor), there is no treatment to protect against optic nerve damage abnormal pressure inside eye
damage to optic nerve
Neuroprotective treatment
SOC: IOP lowering

About 10% of patients still go blind or suffer from sight impairment[2]



Cumulative incidences of blindness(2)
At least one eye
Bilateral
0%
20%
40%
60%
after 10 years
after 20 years

"Currently available therapies for [glaucoma] only attempt to reduce intraocular pressure, the major risk factor, without addressing the associated optic neuropathy and retinopathy.

"Development of glaucoma neuroprotective treatment is therefore a pressing unmet medical need"[3]

"...subset of patients with glaucoma may have more aggressive disease and may be particularly susceptible to progression, possibly because of non-IOP-related factors that contribute to retinal ganglion cell (RGC) death and vision loss" [4]

(1) https://www.brightfocus.org/glaucoma/article/glaucoma-facts-figures
(2) Peters D, Bengtsson B, Heijl A. Lifetime risk of blindness in open-angle glaucoma. Am J Ophthalmol. 2013;156:724–730
(3) Yang et al 2013;
(4) Forchheimer et al 2011

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Is OCS-05 effective in neuroprotection?

SGK-2 activator peptidomimetic small molecule with a ***unique mode of action*** for neuro-ophthalmology

Disease modifying drug to protect and repair neurons

- Activates neurotrophic signalling pathways supporting neuronal survival and repair

OCS-05 targets SGK as part of the neurotrophic factor signalling pathways triggering multiple beneficial effects on apoptosis, anti-oxidation and anti-inflammation



Survival
Apoptosis
Foxo3
SGK
GSK3B
SGK promotes neuronal survival and differentiation trough Foxo3 and GSK3B
Neuron
OCS-05
SGK
NDRG1
Oligodendrocyte
SGK induces the cell protective phenotype of microglia (e.g., CNTF production)
NDRG1 activation by SGK induces Oligodendrocyte Precursors differentiation and myelination
Cell protective Microglia (M2)
CNTF

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OCS-05: Glaucoma neuroprotection model results

OCS-05 promotes neuroprotection in glaucoma by preventing damage to the retinal ganglion cells



OCS-05 eyedrops | H&E for RGC density
RGCs count / 20x field
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
36.54
15.73
*
30,00
*
29,86
*
28,19
% of Efficacy
82.1
81.7
77.1
Sham control
Glaucoma
NGF (200µg/ml)
OCS-05 (200µg/ml)
OCS-05 (400µg/ml)
*p < 0.0001 compared to placebo
Sham control
Glaucoma
NGF
OCS-05
RGL
IGL
OGL



OCS-05 intravitreal | H&E for RGC density
Nº RGCs / 20X field
35.0
30.0
25.0
20.0
15.0
10.0
26.7
21.8
Three OCS-05 injections
(5µg/eye; once every two weeks)
*
25,8
% of Efficacy
96.3
Sham control
Glaucoma
OCS-05
*p < 0.05 compared to placebo
Sham control
Glaucoma
OCS-05

OCS-05 (eyedrops and intravitreal) prevents RGCs damage without reducing intraocular pressure.

Villoslada P. et al. Neurotherapeutics, published online: 27 February 2019

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OCS-05: Prevention of retinal ganglion cell loss in optic neuritis

Prevention of Retinal Ganglion Cell (RGC) loss



% of Efficacy
35.9
64.0
No loss
High loss
Number of Ganglion cells/ 6 high power field
250
200
150
100
50
0
198
144
**
163
***
178
Sham control
Path control
OCS-05 (35 mg/Kg)
OCS-05 (70 mg/Kg)

**p < 0.01 ; ***p < 0.001 compared to placebo



Sham control
Placebo
Loss of RGC
OCS-05 70 mg/kg

Lysolecithin induced demyelinating model in rat (model of acute optic neuritis)

Villoslada P. et al. Neurotherapeutics, published online: 27 February 2019

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OCS-05: Safety and pharmacokinetic in healthy subjects Phase I study included 48 healthy subjects: 36 were treated by OCS-05. No serious adverse events were reported in the OCS‐05 group. Villoslada, P., Masso, M., Paris, S., Hutchings, S., & Koch, A. (2023). A Phase 1 randomized study on the safety and pharmacokinetics of OCS-05, a neuroprotective disease modifying treatment for Acute Optic Neuritis and Multiple Sclerosis. Scientific Reports, 13(1), 5099.

Preziosa, P., Comi, G., & Filippi, M. (2016). Optic neuritis in multiple sclerosis: Looking from a patient’s eyes. Neurology, 87(3), 338–339. Towards the assessment of the efficacy of OCS-05 in patients: Phase 2 ACUITY Trial in acute optic neuritis Acute optic neuritis : Rare disease with acute inflammation and demyelination of the optic nerve, occurring in young patients. Sub-acute loss of vision and eye pain occurring over several days. Slow improvement but persistent vision deficits.

Acute optic neuritis and multiple sclerosis

Acute optic neuritis: occurring in adults between the age 20 and 40 years

Aetiology: multiple sclerosis, idiopathic, neuromyelitis optica, ...

Multiple sclerosis is affecting more than 2.8 million persons worldwide[(1)]

Mean age at diagnosis: 32 years and with heterogeneous prognosis


(a)
Number of people with MS.
Prevalence per 100,000 people
Unknown
0 - 25
26 - 50
51 - 100
101 - 200
> 200



Disability

Need for walk after a median of 18 years



Cognitive impairment in 43% to 65% of cases[4]

(1) https://www.medicalnewstoday.com/articles/newly-discovered-marker-of-multiple-sclerosis-severity-may-lead-to-better-treatments#:~:text=As%20of%202020%2C%20about%202.8,over%20time%2C%20causing%20permanent%20issues.

Jacobs LD, et al. N Engl J Med 2000;343(13):898–904

Scalfari A, et al. Brain 2010;133(pt 7):1914–29

Walton C, et al. Multiple Sclerosis Journal, 2020; 26(14):1816-1821

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Acute optic neuritis: towards neuroprotection

Ongoing multiple sclerosis treatment : anti-inflammatory drugs

Neuroprotective therapies are required for multiple sclerosis and acute optic neuritis.

The retinal changes can be non-invasively and accurately measured by optical coherence tomography.

“Acute optic neuritis is a suitable condition to test neuroprotective and remyelinating therapies after acute inflammation”


A
pRNFL: mixed-effect linear spline model
Intereye pRNFL Asymmetry, µm
150
100
50
0
-50
0
50
100
150
200
Time, d


C
GCIPL thickness: mixed-effect linear spline model
Change in GCIPL in Eye With Optic Neuritis, µm
10
0
-10
-20
-30
0
50
100
150
200
Time, d

Andorrà, M., Alba-Arbalat, S., Camos-Carreras, A., Gabilondo, I., Fraga-Pumar, E., Torres-Torres, R., Pulido-Valdeolivas, I., Tercero-Uribe, A. I., Guerrero-Zamora, A. M., Ortiz-Perez, S., Zubizarreta, I., Sola-Valls, N., Llufriu, S., Sepulveda, M., Martinez-Hernandez, E., Armangue, T., Blanco, Y., Villoslada, P., Sanchez-Dalmau, B., … Martinez-Lapiscina, E. H. (2019). Using Acute Optic Neuritis Trials to Assess Neuroprotective and Remyelinating Therapies in Multiple Sclerosis. JAMA Neurology.

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OCS-05 in acute optic neuritis: Phase 2 ACUITY Trial

ACUITY (Acute optiC neUrITis with a demYelinating origin)



Dr. Céline Louapre

Aim: **To assess the safety and to explore the efficacy of OCS-05**, compared to placebo, in patients with acute optic neuritis receiving the standard of care

Design: 2 arms randomized double-blind placebo-controlled study (1 OCS-05: 1 placebo)

Drug treatment:

- Intra-venous perfusion once-a-day for 5 days, and 6 months follow-up
- All patients receive concomitant standard of care therapy (corticosteroid IV)



Dr. Louise-Laure Mariani

Collaborations: Dr Natalia Shor (Neuroradiology)
Ophthalmology PSL: Pr Valérie Touitou, Dr Federico Maestri
CHNO 15-20: Dr Catherine Vignal, Dr Jennifer Aboab

65

ACUITY (Acute optiC neUrITis with a demYelinating origin) Primary endpoints: safety & tolerability Exploratory endpoints: efficacy Gold Standard vision-related outcome measures consider structure and function of the visual pathway including routine non-invasive optical coherence tomography and low-contrast visual acuity Sites: Hôpital La Pitié Salpêtrière, Paris, Rothschild Foundation Hospital in Paris, Nice and Lyon) OCS-05 in acute optic neuritis: Phase 2 ACUITY Trial

OCS-05: this neuroprotective treatment offers hope for our patients Multiple sclerosis : several neuroprotective drugs in development but no validated drug. Optic neuropathies and retinal diseases : the focus is on anti-inflammatory treatment or anti-VEGF treatment but not on neuroprotection even though neurons are crucial for the vision Franklin et al, 2017, Nat Rev Neuroscience

OCS-05 summary: First SGK neuroprotective candidate in ophthalmology

First SGK neuroprotective ophthalmic candidate	▪ Disease modifying drug which protects and repairs neurons ▪ Potential paradigm shift in treating major blinding diseases by acting directly on retinal neurons
Data supporting MoA and safety	▪ Preclinical data showing neuroprotection by preventing retinal ganglion cell death and improvement of function in Glaucoma, MS and AON models ▪ Phase 1 study data demonstrated OCS-05 was well-tolerated in 48 healthy volunteers
ACUITY First-in-patient study ongoing	▪ Proof-of-concept data readout in AON expected in 2H 2024
Potential impact of neuroprotection in ophthalmology	▪ Potential applications for a neuroprotective agent in ophthalmology include Glaucoma, Geographic Atrophy, Diabetic Retinopathy, and corneal indications such as Neurotrophic Keratitis

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Thank you for your attention

Q&A Session and Closing Remarks Dr. Riad Sherif Chief Executive Officer

Results validated loading and maintenance regimen to optimize OCS-01 efficacy potential in DME with robust statistical significance OCS-01 met all functional and clinical benefit endpoints in a robust, statistically superior manner (in 3-month trial): Improvement of visual acuity (Functional Endpoint) Increase in proportion of patients with a 3-line or greater gain (Clinical Benefit Endpoint) Reduction in macular edema as measured by OCT imaging (Pharmacodynamic Endpoint) No unexpected safety findings observed Trial Objectives Met Functional & Clinical Benefits Safety Next Step: Continue DIAMOND program with full 52 weeks trials to support NDA filing of OCS-01 for DME treatment DME-Positive and solid OCS-01 Ph 3 Stage 1

DME- OCS-01 Offers Significant Potential Value to all Key Stakeholders

Oculis

Benefits highlighted in third-party market research performed independently with payers & physicians[1,2]

DME Patients

- + Early intervention treatment
- + Accessible: Eye drops always preferred
- + Benefits for working-age DME patients

Ophthalmologists

- + Expand prescriber pool by offering a pre-invasive solution
- + Provide versatility for retina specialist as standalone or combination with anti-VEGFs

Payors

- + Potential lower total cost with an efficacious and safe alternative
- + Early intervention could result in reducing cost burden for payor system and improving long terms patient outcomes

Current addressable US patient population: 1.2 million[3,4]

(1) Clearview market research 2019 following Phase 2 DX-211 results and associated TPP – In-depth interviews with 40 experts (16 Retina specialists, 16 Ophthalmologists and 8 Payers) – 25 US and 15 EU
(2) Akceso Payer and Clinical Expert Research 2020 based on DX-211 Phase 2 results and associated TPP - In-depth interviews with 24 experts (10 payers, 11 retina experts and 3 general ophthalmologists) – 16 US, 8 EU
(3) Gonzalez 2016 Early and Long-term Responses to VEGF Therapy in DME: Analysis of protocol I data
(4) Decision Resources Group: DME – DR Landscape Forecast – Disease Landscape Forecast 2020

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OCS-01 | Multi Programs Asset Covering Front and Back of the Eye

Oculis

Transformative Eye Drop	• Potential to be the first topical and non-invasive treatment for DME • Total addressable US patient population for DME ~1.2M[1][2]
In Phase 3 with a broad reach	• **On-going Phase 3 programs** in DME and Ocular Surgery • Positive Phase 3 Stage 1 in **DME** • PoC study in **CME**
DME and CME Next Steps	• Continue DIAMOND program with full 52 weeks trials to start in 2H 2023 • OCS-01 could if approved provide significant value to patients, physicians & payors

(1) ARVO Annual Meeting Abstract, June 2021, Henningsetal. Prognostic determinants of postoperative pseudophakic macular oedema in a tertiary hospital setting.
(2) Data on file, Skyggn phase 2 study.
(3) Cystoid Macular Edema (CME).

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OCS-05 | Recap: First SGK Neuroprotective Candidate in Ophthalmology

Oculis

First SGK Neuroprotective Ophthalmic Candidate	• Disease modifying drug which protects and repairs neurons • Potential application in ophthalmology including Glaucoma, Geographic Atrophy, Diabetic Retinopathy, and corneal indications such as Neurotrophic Keratitis
In PoC status and IND enabling in the US	• Preclinical data showing neuroprotection by preventing retinal ganglion cell death and improvement of function in MS[1] models • Phase 1 study data showed OCS-05 was well-tolerated in 48 healthy volunteers
Next Steps	• To continue ACUITY trial with FPFV 2H 23. • IND enabling activities on-going in the US to achieve IND status

(1) Multiple Sclerosis.

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Oculis is Uniquely Positioned to Build Significant Value

Oculis

Targeting critical unmet needs in 3 major ophthalmology segments

- OCS-01: 1st Eye drop for Diabetic Macular Edema (DME) in Ph 3
- OCS-02: 1st Biologic eye drop for Dry Eye Disease (DED) in Ph 2b
  (upside potential from biomarker-driven precision medicine approach)
- OCS-05: 1st Neuroprotective agent for neuro-retina treatments in PoC

Near-term value inflection points expected

2023

- ✓ OCS-01 DME Phase 3 (Stage 1) readout
- OCS-01 Ocular Surgery Phase 3 readout

2024

- OCS-01 Ocular Surgery NDA
- OCS-01 CME[1] Ph 2 PoC readout
- OCS-02 DED Ph 2b readout
- OCS-02 Uveitis Ph 2b readout
- OCS-05 AON[2] Ph 2 PoC readout

(1) Cystoid Macular Edema (CME).
(2) Acute Optic Neuritis (AON).

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To drive innovation to save sight and improve eye care Our Purpose